SCHEDULE 13D -
CUSIP NO. M40515104              AMENDMENT NO. 2               PAGE 1 OF 5 PAGES






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          ENGEL GENERAL DEVELOPERS LTD.
                                (Name of Issuer)

              CLASS A ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                         (Title of Class of Securities)

                                    M40515104
                                 (CUSIP Number)

                                  Arik Bronfman
                            85 Medinat Hayehudim St.
                                Herzelia, Israel
                                 972-9-970-7000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

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                                 SCHEDULE 13D -
CUSIP NO. M40515104              AMENDMENT NO. 2               PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------
1.   Name of Reporting Person.
     I.R.S. Identification No. of person (entities only).

     Jacob Engel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (B)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     (See Instructions)
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D)
     or 2(E)                    [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power:
                        0
Number of          -------------------------------------------------------------
Shares Bene-       8.   Shared Voting Power:
Ficially Owned          2,243,045 Class A Ordinary Shares and 5,000,000 Class B
by Each                 Ordinary Shares
Reporting          -------------------------------------------------------------
Person With        9.   Sole Dispositive Power:
                        0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power:
                        2,243,045 Class A Ordinary Shares and 5,000,000 Class B
                        Ordinary Shares
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,243,045 Class a Ordinary Shares and 5,000,000 Class B Ordinary Shares (See Item 2(a))
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)              [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     62.3% of the Class a Ordinary Shares; 100% of the Class B Ordinary Shares (See Item 2(a))
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

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                                 SCHEDULE 13D -
CUSIP NO. M40515104              AMENDMENT NO. 2               PAGE 3 OF 5 PAGES


ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to Class A Ordinary Shares and Class B Ordinary Shares, par value NIS 0.1 per share, of Engel General Developers Ltd. (the "ISSUER"). The address of the Issuer's principal executive offices is 85 Medinat Hayehudin St., Herzelia, Israel.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being filed by Mr. Jacob Engel, which sold the securities covered hereunder to Engel Resources and Development Ltd. ("ERD"), a company under his control. ERD is the controlling shareholder of the Issuer. Mr. Engel may be deemed to indirectly beneficially own the securities owned by ERD by virtue of his control position as the beneficial controlling shareholder of ERD.

     (b) The principal business address of the reporting person is 85 Medinat Hayehudim, Herzelia, Israel.

     (c) ERD is a real estate company primarily engaged in holding, managing, purchasing, selling and leasing real estate properties in Israel and Europe. Mr. Engel is the Chief Executive Officer and a director of ERD, and the President and Chairman of the Board of Directors of the Issuer and of ERD.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Engel is a citizen of the state of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Engel sold the securities covered hereunder to ERD.

ITEM 4. PURPOSE OF TRANSACTION

     ERD entered into a transaction with Yaakov Engel Enterprises Construction Company Ltd. (the Issuer's parent company, "YEC"), Y.E.E.Y. Investments Ltd. (a company wholly by Mr. Yaakov Engel) and L.Z. Ashlag Financing Ltd. (a company wholly owned by Zohar Levy, Mr. Engel's son-in-law and the chief financial officer of ERD and the Issuer) for the purchase of an aggregate of 5,000,000 Class B Ordinary Shares and 2,243,045 Class A Ordinary Shares of the Issuer, constituting approximately 95% of the voting power and 84% of the equity rights in the Issuer. The securities to which this Schedule 13D pertains reflect the completion of this transaction, which was partially completed in August 2003. As a result of this transaction, ERD is the controlling shareholder of the Company.

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                                 SCHEDULE 13D -
CUSIP NO. M40515104              AMENDMENT NO. 2               PAGE 4 OF 5 PAGES


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) ERD is a publicly traded company, under the control of YEC (through several public and private companies), which is controlled by Mr. Engel who may, therefore, be deemed to be the indirect beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by ERD, or an aggregate 5,000,000 Class B Ordinary Shares (constituting 100% of the Class B Ordinary Shares) and 2,243,045 Class A Ordinary Shares (constituting approximately 62.3% of the Class A Ordinary Shares) of the Issuer. Mr. Engel is also the chairman of the board of YEC. Mr. Engel disclaims ownership of such securities.

     (b) The following information concerns the nature of the reporting person's beneficial ownership of the Class A and Class B Ordinary Shares of the Issuer:

                  Sole power to vote or direct the vote/sole power to    Shared power to vote or direct the vote/shared
                          Dispose or Direct the Disposition               Power to Dispose or Direct the Disposition
                          ---------------------------------               ------------------------------------------
Name
----
ERD                       2,243,045Class A Ordinary Shares                         0 Class A Ordinary Shares
ERD                       5,000,000 Class B Ordinary Shares                        0 Class B Ordinary Shares
Jacob Engel                   0 Class A Ordinary Shares                        2,243,045 Class A Ordinary Shares
Jacob Engel                   0 Class B Ordinary Shares                        5,000,000 Class B Ordinary Shares

     (c) The following is a schedule of the transactions of the reporting persons in the Issuer's Class A and Class B Ordinary Shares effected during the past 60 days:


  Date of            Number of Shares
Transaction        Acquired  Disposed of      Price     Nature of Transaction
-----------        --------  -----------      -----     ---------------------
29.7.04               0       1,448,476       $ 2.00    Sale of Class A Ordinary Shares

     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the reporting persons.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ERD entered into a transaction with Yaakov Engel Enterprises Construction Company Ltd. (the Issuer's parent company, "YEC"), Y.E.E.Y. Investments Ltd. (a company wholly by Mr. Yaakov Engel) and L.Z. Ashlag Financing Ltd. (a company wholly owned by Zohar Levy, Mr. Engel's son-in-law and the chief financial officer of ERD and the Issuer) for the purchase of an aggregate of 5,000,000 Class B Ordinary Shares and 2,243,045 Class A Ordinary Shares of the Issuer, constituting approximately 95% of the voting power and 84% of the equity rights in the Issuer. The consummation of said transaction resulted in the transfer of the control of the Issuer to ERD.

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                                 SCHEDULE 13D -
CUSIP NO. M40515104              AMENDMENT NO. 2               PAGE 5 OF 5 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1(a) - a copy of the agreement between ERD and Y.E.E.Y. Investments Ltd.
               regarding the purchase of shares of the Issuer.*





                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2004



                                           /S/ JABOB ENGEL
                                           ---------------
                                           ENGEL RESOURCES AND DEVELOPMENT LTD.

                                           By: Jacob Engel
                                           ---------------
                                           Title:  Chief Executive Officer



                                           /S/ JABOB ENGEL
                                           ---------------
                                           JACOB  ENGEL



--------

*        Filed on September 25, 2003 as an exhibit to Schedule 13D of ERD.